UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 11-K

ANNUAL REPORT

[X]    ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES AND EXCHANGE ACT OF 1934

For the Fiscal Year Ended: December 31, 2015

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES AND EXCHANGE ACT OF 1934
For the transition period from ______to______

Commission file Number: 0-13888

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Chemung Canal Trust Company Profit Sharing, Savings, and Investment Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Chemung Financial Corporation
One Chemung Canal Plaza, P.O. Box 1522
Elmira, New York 14902
(607) 737-3711

CHEMUNG CANAL TRUST COMPANY
PROFIT SHARING, SAVINGS AND INVESTMENT PLAN
TABLE OF CONTENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Pension and Profit Sharing Committee
Chemung Canal Trust Company
Profit Sharing, Savings, and Investment Plan

We have audited the accompanying statements of net assets available for benefits of the Chemung Canal Trust Company Profit Sharing, Savings and Investment Plan as of December 31, 2015 and 2014, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal controls over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2015 and 2014, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 2 to the financial statements, the Plan adopted new accounting guidance in regards to Accounting Standards Updates (“ASU”) No. 2015-07, Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or its Equivalent) and ASU 2015-12, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965). Prior year disclosures have been revised to reflect the retrospective application of adopting these changes in accounting.

The supplemental information in the accompanying Schedule of Assets Held for Investment Purposes at End of Year - December 31, 2015 has been subjected to audit procedures performed in conjunction with the audit of Chemung Canal Trust Company Profit Sharing, Savings and Investment Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

Elmira, New York
June 21, 2016

CHEMUNG CANAL TRUST COMPANY
PROFIT SHARING, SAVINGS AND INVESTMENT PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2015	2014
Assets
Investments at fair value	$25,995,157	$26,807,255
Dividend and interest receivable	43,840	44,173
Employer's contribution receivable	594,340	567,546
Non-interest bearing cash	35,025	139,332
Net assets available for plan benefits	$26,668,362	$27,558,306

The accompanying notes are an integral part of the financial statements.

CHEMUNG CANAL TRUST COMPANY
PROFIT SHARING, SAVINGS AND INVESTMENT PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Year ended December 31,
	2015	2014
Additions
Additions to net assets attributed to:
Investment income:
Interest and dividends	$868,615	$823,879
Net depreciation in fair value of investments	(970,958)	(422,693)
Other income	409	600
	(101,934)	401,786

Contributions:
Employer	594,340	567,546
Participant	1,428,588	1,403,485
Rollover	17,813	584,371
	2,040,741	2,555,402
Total additions	1,938,807	2,957,188

Deductions
Deductions from net assets attributed to:
Benefits paid to participants	2,828,751	5,171,420
Total deductions	2,828,751	5,171,420

Net decrease	(889,944)	(2,214,232)

Net assets available for benefits at beginning of year	27,558,306	29,772,538

Net assets available for benefits at end of year	$26,668,362	$27,558,306

The accompanying notes are an integral part of the financial statements.

CHEMUNG CANAL TRUST COMPANY
PROFIT SHARING, SAVINGS AND INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2015 AND 2014

(1)	DESCRIPTION OF PLAN
The Chemung Canal Trust Company Profit Sharing, Savings and Investment Plan (the “Plan”) is a defined contribution plan sponsored by Chemung Canal Trust Company (the “Bank” and the “Plan’s Sponsor”), a wholly-owned bank subsidiary of Chemung Financial Corporation (“Corporation”). The Corporation is a $1.6 billion financial services holding company headquartered in Elmira, New York and operates 34 retail offices through its principal subsidiary, the Bank, a full-service community bank with trust powers. Established in 1833, the Bank is the oldest locally-owned and managed community bank in the State of New York. Chemung Financial Corporation is also the parent of CFS Group, Inc., a financial services subsidiary offering non-traditional services including mutual funds, annuities, brokerage services, tax preparation services and insurance.

The following is a general description of the Plan. Participants should refer to the plan document for a more complete description of the Plan's provisions.

GENERAL
The Plan allows eligible employees (the “Participants”) of the Bank and CFS Group, Inc. to fund an account, the value of which is to be applied to their benefit upon retirement or termination of employment. All amounts contributed to the Participant’s accounts under the Plan are held in a segregated trust fund for participants.

The Plan is administered by the Plan Administrator, who is appointed by the Board of Directors of the Bank. The Plan complies with the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended. The Plan is not designed to comply with Section 404(c) of ERISA and the related regulations.

ELIGIBILITY
Employees are eligible to enroll and make voluntary contributions to the Plan as of their first day of employment, if they are not classified as leased or seasonal employees. Newly hired and rehired eligible employees are automatically enrolled in the Plan, when they become eligible to participate at a 3% before-tax contribution rate unless they otherwise file a change with the Plan Administrator. Unless they make another investment election, Participant contributions are invested in the Plan’s qualified default investment fund, the Dodge & Cox Balanced Fund.

As of January 1, 2014, participants who are not currently contributing to the Plan, or are making contributions at a percentage less than 3% will have their contribution increased to 3% at the beginning of the year, unless they file a change with the Plan Administrator annually. As of January 1, 2014, participants who are contributing between 3% and 5% based on their most recent election will have their contribution increased by 1% each year until a 6% before-tax contribution rate is reached, unless they file a change with the Plan Administrator annually.

Employees hired on November 22, 2013, in conjunction with the acquisition of the six Bank of America branches, are excluded from the Plan and participate in a separate plan.

CONTRIBUTIONS

Participant Contributions
The Plan allows Participants to defer, on a pre-tax basis through payroll, deductions up to 70% (in 1% increments) of their eligible compensation per pay period, subject to certain legal limitations. Eligible compensation includes all income earned by the Participant (e.g., salary, wages, bonus, commissions, special pay). In addition, eligible compensation includes the cash value of fringe benefits. All post-severance pay, including lump-sum vacation pay at severance of employment, and the value of restricted stock that is reported as income when vested and the dividends paid on these shares are excluded from eligible compensation.

Employer Matching Contributions
Participants hired prior to July 1, 2010 may receive an annual discretionary matching contribution as directed by the Board of Directors of the Bank, if they completed 1,000 hours of service during the plan year and were employed on December 31st of the plan year. Traditionally, this discretionary match has equaled 50% of the Participant’s elective deferrals up to a maximum of 6% of eligible compensation.

Employer Discretionary Contributions
Participants hired prior to July 1, 2010 may receive an additional annual contribution at the discretion of the Board of Directors of the Bank. Participants receive a pro-rata portion of the contribution equal to the ratio of each eligible Participant’s compensation to the compensation of all eligible Participants, if they complete 1,000 hours of service during the plan year and are employed on December 31st of the plan year.

Employer Non-Discretionary Contributions
Participants hired on or after July 1, 2010, who complete 1,000 hours of service during the plan year and are employed on December 31st receive an annual non-discretionary contribution of 4% of their eligible compensation.

Rollover Contributions
The Plan accepts qualifying rollover contributions made by Participants in cash from qualified retirement plans of other employers and conduit individual retirement accounts. After-tax rollovers are not accepted by the Plan. Rollover contributions are 100% vested at the time of the contribution.

Dividend Election
The Chemung Canal Trust Company Profit Sharing, Savings and Investment Plan has been designated as a non-leveraged employee stock ownership plan. As such, a Participant may elect to have any dividends attributable to Chemung Financial Corporation common stock paid to them on a quarterly basis rather than reinvested; the dividend payments are not subject to an early distribution tax penalty. If a Participant makes no election, the dividend income will automatically be reinvested in the Participant’s account in the Chemung Financial Corporation Common Stock Fund.

Vesting
Participants are immediately vested in their voluntary contributions, rollover contributions, employer matching contributions, and employer discretionary non-elective contributions. A five-year graded vesting schedule (20% per year of service) is applied to employer non-discretionary contributions. A year of service is credited upon the completion of 1,000 hours of service during the plan year.

Forfeited Accounts
Employer non-discretionary contributions that are forfeited can be used to reduce a future employer contribution that would otherwise be paid directly by the employer. During the years ended December 31, 2015 and 2014, $11,488 and $2,566, respectively, of forfeited non-vested accounts were used to reduce employer contributions.

DISTRIBUTIONS

Withdrawal of Contributions
Upon termination of service, the Participant’s account is either maintained in the Plan, directly rolled over into a qualified retirement plan or individual retirement account in the Participant’s name, or paid to the Participant in a lump sum or installment payments.

Payment of Vested Benefits
A Participant who terminates employment may elect to receive the value of their vested benefit under the Plan. In the event of the death of a married Participant, fully vested benefits will be distributed to the Participant’s spouse or to another beneficiary, if the spouse previously consented. An unmarried Participant may designate anyone as their beneficiary. If there is no spouse or living beneficiary on the date of the Participant’s death, the value of the vested benefit is distributed to the Participant’s estate.

VOTING RIGHTS
The Corporation’s common stock held in the Chemung Financial Corporation Common Stock Fund is voted by the Trustee at the Corporation’s stockholder meetings in accordance with the confidential instructions of the Participants whose accounts are invested in the common stock. All shares of the Corporation’s common stock for which the Trustee receives voting instructions from Participants to whose accounts the shares are allocated are voted in accordance with those instructions. All shares of the Corporation’s common stock for which the Trustee does not receive timely voting instructions are voted by the Trustee in the same proportion on each issue as it votes those shares credited to participants’ accounts for which it has received voting instructions from Participants.

ADMINISTRATIVE EXPENSES
All administrative expenses of the Plan are paid by the Bank.

(2)	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF ACCOUNTING
The accounting and financial statements of the Plan conform to accounting principles generally accepted in the United States of America (“GAAP”).

USE OF ESTIMATES
The preparation of financial statements in conformity with GAAP requires management of the Plan to make estimates and assumptions that affect the reported amounts in the Statements of Net Assets Available for Benefits and disclosures at the date of the financial statements and the reported amounts of additions and deductions in the Statements of Changes in Net Assets Available for Benefits. Actual results could differ from those estimates.

RISKS AND UNCERTAINTIES
The Plan provides for various investment options consisting of Chemung Financial Corporation common stock, Chemung Canal Trust Company common trust funds and mutual funds. Investment securities are exposed to various risks, such as interest rate fluctuations, market conditions and credit risk. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is possible that changes in valuations in the near term could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statements of Changes in Net Assets Available for Benefits. Plan participants who are invested in the Chemung Financial Corporation Stock Fund are exposed to market risk in the event of a significant decline in the value of Chemung Financial Corporation common stock.

INVESTMENT VALUATION
The Trustee holds the Plan’s investments and executes transactions therein. The investments of the Plan are reported at fair value. Please see Note 3 for a description of the valuation methodologies for assets measured at fair value.

The methods described in Note 3 may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

There were no methodology changes for valuing investments in the current year.

INVESTMENT TRANSACTIONS AND INVESTMENT INCOME
Purchases and sales of securities are reflected on a trade-date basis. Dividend income is recorded on the ex-dividend date. Other investment income is recorded as earned on an accrual basis.

NET APPRECIATION (DEPRECIATION) OF INVESTMENTS
The net appreciation (depreciation) in the fair value of plan investments presented in the Statements of Changes in Net Assets Available for Benefits consists of realized gains or losses and unrealized appreciation or depreciation on those investments.

PARTICIPANT WITHDRAWALS
Participant withdrawals are recorded when paid.

RECENT ACCOUNTING PRONOUNCEMENTS
In May 2015, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2015-07, Fair Value Measurement (Topic 820): Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent), which removes the requirement to present investments for which the practical expedient is used to measure fair value at net asset value (NAV) within the fair value hierarchy table. Instead, an entity would be required to include those investments as a reconciling item so that the total fair value amount of investments in the disclosure is consistent with the fair value investment balance on the statement of net assets available for benefits. The Plan elected to early adopt ASU 2015-07 for the year ended December 31, 2015, as permitted and has applied ASU 2015-07 retrospectively, as required. The adoption has been reflected in Note 3 – Fair Value Measurements of the financial statements. The adoption had no impact on the statements of net assets available for benefits or the statements of changes in net assets available for benefits as of December 31, 2015 and 2014.

In July 2015, FASB issued ASU 2015-12, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965): (Part I) Fully Benefit-Responsive Investment Contracts, (Part II) Plan Investment Disclosures, (Part III) Measurement Date Practical Expedient, which simplifies the required disclosures related to employee benefit plans. Part I eliminates the requirement to measure and disclose the fair value of fully benefit-responsive contracts, including common collective trust assets. Contract value is the only required measure for fully benefit-responsive investment contracts. Part II eliminates the requirement to disclose individual investments which comprise 5% or more of total net assets available for benefits, as well as the net appreciation or depreciation of fair values by type. Part II also requires plans to continue to disaggregate investments that are measured using fair value by general type; however, plans are no longer required to also disaggregate investments by nature, characteristics and risks. Furthermore, the disclosure of information about fair value measurements shall be provided by general type of plan asset. Part III allows plans to measure investments using values from the end of the calendar month closest to the plan’s fiscal year end. The Plan elected to early adopt ASU 2015-12 Parts I and II for the year ended December 31, 2015 and has applied the provisions retrospectively. The Plan is not adopting the provisions of ASU 2015-12 Part III. The Plan also restated prior year information within Note 3 for consistency purposes.

SUBSEQUENT EVENTS
The Plan has evaluated subsequent events and determined that no significant subsequent events have occurred requiring adjustments to the financial statements or disclosures.

(3)	FAIR VALUE MEASUREMENTS

Fair value is the exchange price that would be received for an asset or paid to transfer a liability in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. There are three levels of inputs that may be used to measure fair value:

Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.

Level 2: Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3: Significant unobservable inputs that reflect a reporting entity's own assumptions about the assumptions that market participants would use in pricing an asset or liability.

The Plan used the following methods and significant assumptions to estimate fair value:

Chemung Financial Corporation Common Stock
Chemung Financial Corporation common stock is classified within Level 1 of the valuation hierarchy and is valued at the closing price reported on the Nasdaq Stock Market.

Common Trust Funds
Common trust funds are valued at the net asset value of the shares held by the Plan, which represents their fair value. While the underlying assets are actively traded, the funds are not. There are no unfunded commitments for the common trust funds as of December 31, 2015 and 2014. There is no waiting period or other restrictions on redemptions from the common trust funds.

Mutual Funds
Mutual funds are classified within Level 1 of the valuation hierarchy and are valued at the net asset value of the shares held by the Plan and generally are based on the fair value of the underlying assets.

The following table sets forth, by level within the fair value hierarchy, the Plan’s assets at fair value, as of December 31, 2015 and 2014:

	Level 1	Level 2	Level 3	Total
December 31, 2015
Investments at fair value:
Chemung Financial Corporation common stock	$4,640,075	$—	$—	$4,640,075
Mutual funds	17,407,607	—	—	17,407,607

Investments measured at net asset value:
Common trust funds	—	—	—	3,947,475
Total investments at fair value	$22,047,682	$—	$—	$25,995,157

	Level 1	Level 2	Level 3	Total
December 31, 2014
Investments at fair value:
Chemung Financial Corporation common stock	$4,704,164	$—	$—	$4,704,164
Mutual funds	17,708,455	—	—	17,708,455

Investments measured at net asset value:
Common trust funds	—	—	—	4,394,636
Total investments at fair value	$22,412,619	$—	$—	$26,807,255

(4)	TAX STATUS

The Internal Revenue Service has determined and informed the Bank by a letter dated March 4, 2002, that the Plan and related trust are designed in accordance with the applicable sections of the Internal Revenue Code (“the IRC”). The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan’s legal counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

(5)	PLAN TERMINATION

Although it has not expressed any intent to do so, the Plan’s Sponsor has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of the Plan’s termination, participants have a fully vested interest in their accounts and their accounts will be paid to them as provided by the plan document.

(6)	TRANSACTIONS WITH PARTIES-IN-INTEREST

The Bank is the Plan’s Sponsor and acts as trustee for the Plan’s assets. In addition, the Plan invests in common trust funds managed by the Bank (representing approximately 14.8% and 15.9% of net assets at December 31, 2015 and 2014, respectively), and Chemung Financial Corporation common stock (representing approximately 17.4% and 17.1% of net assets at December 31, 2015 and 2014, respectively). The expenses of administering the Plan are paid by the Bank and are not charged to the Plan.

CHEMUNG CANAL TRUST COMPANY
PROFIT SHARING, SAVINGS AND INVESTMENT PLAN

SUPPLEMENTAL SCHEDULE

CHEMUNG CANAL TRUST COMPANY
PROFIT SHARING, SAVINGS AND INVESTMENT PLAN
EIN: 16-0380815
PLAN #: 002

FORM 5500 – SCHEDULE H – PART IV

ITEM 4i - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
AT END OF YEAR - DECEMBER 31, 2015

(a)	(b)	(c)	(e)
Party in interest	Identity of issue, borrower, lessor or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity value	Current value

*	Chemung Financial Corporation	168,730 shares	$4,640,075

*	Chemung Canal Trust Company common trust funds:
	Core Bond Fund	68,281 units	1,112,447
	Core Growth Fund	39,482 units	999,965
	Growth and Income Fund	35,835 units	1,268,344
	Short-Term Bond Fund	40,885 units	566,719

	Mutual funds:
	Allianz NACM International Growth Opportunity Fund
	Artisan International Fund	21,709 units	622,600
	Blackrock Equity Dividend I Fund	18,263 units	383,527
	Dodge & Cox Balanced Fund	2,897 units	273,571
	Dodge & Cox International Stock Fund	19,718 units	719,308
	Dodge & Cox Stock Fund	29,492 units	4,800,350
	Federated Prime Cash Obligations Fund	298,249 units	298,249
	Legg Mason Clearbridge Small Cap Growth Fund	38,396 units	1,072,006
	Loomis Sayles Bond Fund	100,074 units	1,288,952
	T. Rowe Price Blue Chip Growth Fund	27,186 units	1,967,754
	Vanguard Extended Market Index Fund	22,899 units	1,455,900
	Vanguard Index Trust 500 Fund	15,898 units	2,996,490
	Vanguard Short Term Bond Fund	35,014 units	365,195

	Total investments		$25,995,157

Note:        Certain cost information in column (d) is not required to be disclosed as investments are participant directed under an individual account plan.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CHEMUNG CANAL TRUST COMPANY PROFIT SHARING, SAVINGS AND INVESTMENT PLAN

Date: June 21, 2016	By:	/s/ Pamela D. Burns
Plan Administrator
Chemung Canal Trust Company Profit Sharing, Savings and Investment Plan

Date: June 21, 2016	By:	/s/ Karl F. Krebs
Chief Financial Officer
Chemung Canal Trust Company